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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Jos. A. Bank Clothiers, Inc.
(Name of Subject Company)

Java Corp.
(Offeror)

The Men's Wearhouse, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Including the Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

480838101
(CUSIP Number of Class of Securities)

Jon W. Kimmins
Chief Financial Officer
The Men's Wearhouse, Inc.
6380 Rogerdale Road
Houston, Texas 77072
(281) 776-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven A. Seidman
Michael A. Schwartz
Laura L. Delanoy
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,609,332,540.00	$207,282.03

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 27,988,392 shares of common stock of Jos. A. Bank Clothiers, Inc. ("JOSB") issued and outstanding as of November 27, 2013 as set forth in JOSB's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on December 5, 2013.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001288.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO is filed by The Men's Wearhouse, Inc., a Texas corporation ("MW"), and Java Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of MW. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the "Shares"), of Jos. A. Bank Clothiers, Inc., a Delaware corporation ("JOSB"), at $57.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Items 1 through 11.

        All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 6, 2014.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of summary advertisement dated January 6, 2014.
(a)(5)(A)	Press release issued by MW on January 6, 2014.
*(a)(5)(B)
Press release issued by MW on November 26, 2013 (incorporated by reference from Exhibit 99.2 to MW's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 26, 2013).
*(a)(5)(C)	Presentation of MW, dated November 26, 2013 (incorporated by reference from Exhibit 99.1 to MW's Current Report on Form 8-K filed with the SEC on November 26, 2013).
(a)(5)(D)	Presentation of MW, dated January 6, 2014.
(a)(5)(E)	Form of Letter to MW's Employees.
(a)(5)(F)	Form of Letter to MW's Licensing Partners.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2014

THE MEN'S WEARHOUSE, INC.
By:	/s/ JON W. KIMMINS
Name:	Jon W. Kimmins
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer
JAVA CORP.
By:	/s/ JON W. KIMMINS
Name:	Jon W. Kimmins
Title:	Executive Vice President, Treasurer and Chief Financial Officer

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  Item 12. Exhibits.
SIGNATURE